40-33

811-10587

Sutherland Asbill & Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

04052180

December 22, 2004

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation--File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the opinion of the United States Court of Appeals for the Fourth Circuit in Charles Greenhouse v. MCG Capital Corporation, et al. (Case No. 03-2318) affirming the decision of the United States District Court for the Eastern District of Virginia (Case No. 1: 03 CV 0114A) to dismiss the case.

If you have any questions regarding this submission, please do not hesitate to call Steve Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Steven B. Boehm, Esq./SAB

PUBLISHED

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT

CHARLES GREENHOUSE, individually and on behalf of all others similarly situated; EVELYN ROSEN; WILLIAM B. MOUK, *Plaintiffs-Appellants,* v. MCG CAPITAL CORPORATION; BRYAN MITCHELL; JANET C. PERLOWSKI; STEVEN F. TUNNEY, *Defendants-Appellees.*	No. 03-2318

Appeal from the United States District Court
for the Eastern District of Virginia, at Alexandria.
Leonie M. Brinkema, District Judge.
(CA-03-114-A-1)

Argued: September 30, 2004

Decided: December 21, 2004

Before WILKINSON, GREGORY, and SHEDD, Circuit Judges.

Affirmed by published opinion. Judge Gregory wrote the opinion, in which Judge Wilkinson and Judge Shedd joined.

COUNSEL

ARGUED: Sanford Svetcov, LERACH, COUGHLIN, STOIA, GELLER, RUDMAN & ROBBINS, L.L.P., San Francisco, California, for

Appellants. Charles Edward Davidow, WILMER, CUTLER, PICKERING, HALE & DORR, L.L.P., Washington, D.C., for Appellees. **ON BRIEF:** Jack Reise, Scott L. Adkins, LERACH, COUGHLIN, STOIA, GELLER, RUDMAN & ROBBINS, L.L.P., Boca Raton, Florida; John C. Pasierb, COHEN, GETTINGS & CAULKINS, P.C., Arlington, Virginia; David Kessler, Stephen P. McFate, SCHIFFRIN & BARROWAY, L.L.P., Bala Cynwyd, Pennsylvania, for Appellants. Paul R. Eckert, WILMER, CUTLER, PICKERING, HALE & DORR, L.L.P., Washington, D.C., for Appellees.

OPINION

GREGORY, Circuit Judge:

This suit arises from a CEO's lie about finishing college. Specifically, Bryan J. Mitchell ("Mitchell"), the founder and leader of MCG Capital Corporation ("MCG" or "the company") misled his company into believing that he was awarded a college degree when, in truth, he never obtained one. As a result, MCG misrepresented Mitchell's educational background in the documents it publicly filed for investors. Once Mitchell came clean, MCG corrected its statements. MCG's stock price dipped sharply once the truth was revealed, and shortly thereafter it found itself defending this class action lawsuit brought by MCG shareholders in the United States District Court for the Eastern District of Virginia. The stock owners pursued claims against MCG under § 11(a) of the Securities Act of 1933, § 10b of the Securities Exchange Act of 1934, and SEC Rule 10b-5, and against several individual defendants, including Mitchell, under the control-person liability provisions of the respective securities statutes. On September 12, 2003, the district court dismissed the case, finding as a matter of law that Mitchell's education was immaterial. While we freely acknowledge that Mitchell's conduct is indefensible, we agree that the actual fact misrepresented was immaterial under the securities laws. Therefore, we affirm.

I.

MCG is an Arlington, Virginia-based venture capital firm that makes debt and equity investments in small and mid-sized private businesses in the media, communications, technology, and information services sectors.[1] The company has been traded publicly since its Initial Public Offering ("IPO") in late 2001.

Following about a decade of experience at two banks, in 1998 Mitchell helped found MCG and began his tenure as the company's CEO and Chairman of the Board. The Appellees admit that Mitchell held himself out as having earned a bachelor's degree in economics from Syracuse University.[2] The truth, however, is that Mitchell attended Syracuse for three years and studied economics, but left before getting his degree.

MCG included Mitchell's purported educational background in various forms filed with the SEC in preparation for its IPO.[3] As an example, the "biographical information" section of the registration statements and prospectus ("Prospectus") stated:

> Bryan J. Mitchell has served as our Chief Executive Officer since 1998 and as the Chairman of our board of directors since May 2001. Mr. Mitchell has served as a member of our board of directors since 1998 and also served as our President from 1998 to May 2001. From 1997 to 1998, Mr. Mitchell was a Senior Vice president for First Union National Bank. From 1988 to 1997, Mr. Mitchell was employed by Signet Bank where he served as a Senior Vice President. Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. *Mr. Mitchell earned a B.A. in Economics from Syracuse University.*

[1]MCG is registered with the SEC as a "business development company" under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-53-64.

[2]Appellants argue, perhaps reasonably but without specific evidence, that Mitchell must have misrepresented his academic credentials to each of his previous employers.

[3]Specifically, along with its Prospectus, Appellants allege that the misrepresentation was included in MCG's Forms 497, N-2, N-2/A, PRE 14A, and DEF 14A. J.A. 24-25.

Prospectus at 79 (emphasis added). The brief biographical statements about MCG's managers were, of course, merely one part of MCG's filings; other extensive information existed. Aside from this single sentence, repeated in various forms, however, Appellants allege no other misstatements.

After apparent pressure by Herb Greenberg ("Greenberg"), a reporter with the website "TheStreet.com" who questioned Mitchell's actual history, Mitchell told the truth to MCG's board on November 1, 2002. Later that same day, MCG publicly corrected Mitchell's misrepresentation through a press release, which read:

> MCG Capital Corporation announced today that its Chairman and Chief Executive Officer, Bryan J. Mitchell, informed the Company's Board of Directors this morning that contrary to prior disclosures, he does not hold a Bachelor of Arts degree from Syracuse University. The Board of Directors has requested the Chairman of the Company's Audit Committee, Wallace B. Millner, III, to review the facts relating to these matters and to report to the full board as promptly as possible.

J.A. 74. Appellants assert that this announcement brought MCG negative attention in the investment world. Specifically, they allege that an analyst for Wachovia Securities downgraded MCG to "Hold" from "Buy" on the day of the announcement, noting a worry that this misrepresentation foreshadowed larger "credibility issues" and that two reporters on CNN's Lou Dobbs Moneyline discussed the stock shortly after the company's correction, noting that Mitchell was "another CEO that lied about his resume". J.A. 28-29. Appellants also note that Greenberg questioned on "TheStreet.com" whether other "corrections" were forthcoming. Specifically, on November 1, 2002 Greenberg wrote that, ". . . if the CEO's disclosure isn't correct, you can't help but wonder . . . what else isn't?". J.A. 76. He repeated this refrain in a November 3rd post: "Can't help but wonder why [sic] credibility an admitted liar, of a CEO, will have going forward. (And can't help but wonder what else at the company has been, shall we say, embellished.)". J.A. 81. Finally, on November 12th, Greenberg opined in an article about MCG that, "[w]hen a CEO lies about his educational background . . . you have to wonder what else might not be right." J.A. 84.

It is plainly plausible that, at least temporarily, investors ingested or shared these financial pundits' concerns about the company's credibility in the wake of the corrective announcement. The stock dipped to $8.40 from $11.85 per share on November 1, 2002. The full price history of the stock, however, complicates the case: the next day, the stock regained approximately half of the previous day's loss, and the remainder of its losses were recovered within about a month.[4]

While Mitchell was an undoubtedly important person for MCG,[5] he was by no means above its punishment. On November 3rd, the Board withheld Mitchell's 2001 and 2002 bonuses, made him repay monies loaned to him by MCG, and removed his title as Chairman of the Board. Mitchell remains stripped of his title as Chairman; he retained (and retains) his position as CEO.

Appellee's Fed. R. Civ. P. 12(b)(6) motion to dismiss did not deny that Mitchell's credentials were misstated, but rather argued that whether Mitchell finished his degree at Syracuse was immaterial as a matter of law. Concluding that the Appellants "cannot use the credibility and integrity problems that result from a false statement to bootstrap an otherwise immaterial false statement into creating a basis for a securities fraud action," J.A. 152, the district court dismissed the case.

[4]Specifically, on Monday, November 4, 2002, MCG's share price bounced back up $1.52, and, by December 10, 2002, it traded at a predisclosure price. This increase took place during a time when the broader markets were flat, at best. *See* J.A. 63, 88-90. We note that we, as well as the district court, may take judicial notice of published stock prices without converting a motion to dismiss into a motion for summary judgment. *See Ganino v. Citizens Utils. Co.*, 228 F.3d 154, 167 n.8 (2d Cir. 2000).

[5]The company itself represented in its investment materials that members of MCG's credit committee (which approves all of MCG's investments) and senior management team — both of which include Mitchell — play a crucial role in the company's success.

II.

A.

A district court's dismissal for failure to state a claim under Fed. R. Civ. P. 12(b)(6) is reviewed de novo. *Goldstein v. Moatz*, 364 F.3d 205, 211 (4th Cir. 2004). In general, the motion should not be granted "unless it appears certain that the plaintiff can prove no set of facts which would support its claim and would entitle it to relief." *Mylan Labs., Inc. v. Matkari*, 7 F.3d 1130, 1134 (4th Cir. 1993).

B.

In order to prevail on a claim for securities fraud under either S.E.C. Rule 10b-5 ("Rule 10b-5") or Section 11(a) of the Securities Act of 1933, 15 U.S.C. § 77k ("Section 11(a)"), the plaintiff must prove, *inter alia*, "materiality."[6] Specifically, Rule 10b-5 makes it unlawful to ". . . make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. . ." and carries with it a private right of action for the Rule's enforcement. Likewise, Section 11(a) creates a right of action

[6]*See Phillips v. LCI Intern., Inc.* 190 F.3d 609, 613 (4th Cir. 1999)("In order to prevail on a § 10(b) and a Rule 10b-5 claim, the plaintiff carries the burden of proving: (1) the defendant made a false statement or omission of material fact (2) with scienter (3) upon which the plaintiff justifiably relied (4) that proximately caused the plaintiff's damages."); *Gasner v. Bd. of Supervisors*, 103 F.3d 351, 356 (4th Cir. 1996) (same); *Parnes v. Gateway 2000, Inc.*, 122 F.3d 539 (8th Cir. 1997)(any fact misrepresented must be material to serve as the basis for a Section 11(a) violation); *Greenapple v. Detroit Edison Co.*, 618 F.2d 198 (2nd Cir. 1980)(same).

The term "material" does not exist explicitly in the text of Section 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j(b) ("Section 10(b)"). However, the Supreme Court treats Section 10(b) identically to Rule 10b-5 for purposes of materiality. *See Basic, Inc. v. Levinson*, 485 U.S. 224, 231 (1988).

for purchasers when a registration statement "contained an untrue statement of a material fact" or omits a material fact.[7]

Here, an investment in close textual reading pays dividends. The plain language of Rule 10b-5 and Section 11(a) requires any successful securities-fraud suit to allege a fact that is both untrue *and* material. Sometimes the term "material misrepresentation" is used in the securities-fraud context. As this case illustrates, however, this statement can be imprecise. "Material" modifies "*fact*"; it does not modify "misrepresentation." This is deceptively simple. Assuming other requirements for liability are satisfied, these laws prohibit *any* misrepresentation of a fact deemed material. But they decidedly do *not* prohibit *any* misrepresentation — no matter how willful, objectionable, or flatly false — of *im*material facts, even if it induces reactions from investors that, in hindsight or otherwise, might make the misrepresentation appear material.[8] It follows that no matter the attendant outcry or opprobrium about a lie, if the specific *fact* misrepresented is immaterial, a suit cannot succeed.

The seminal Supreme Court treatment of materiality in the securities-fraud context, found in *Basic, Inc. v. Levinson*, 485 U.S. 224 (1988), confirms this reading. In *Basic*, the Court expressly adopted the materiality rule of *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438 (1976), and noted that, "a plaintiff must show that the statements were *misleading* as to a *material* fact. It is not enough that a statement is false or incomplete, if the misrepresented fact is otherwise insignificant." *Basic*, at 238 (emphasis in original). Under *Basic* and its progeny, a fact is material if there is "a substantial likelihood that the disclosure of the . . . fact would have been viewed by the reasonable investor as having significantly altered the total mix of infor-

[7]The Complaint also made claims against the individual defendants under 15 U.S.C. §§ 77o and 78t, the respective "control person" liability provisions of Sections 10b and 11(a). These provisions are, essentially, dependent derivatives of their parent statutes, and are thus properly dismissed if the parent statutes fail to state a claim upon which relief may be granted.

[8]It must be thus: public reaction or fear of future revelations simply cannot be an "untrue statement", nor can it be "made" by the defendant or "contained" in SEC filings.

mation made available." *Id.* at 231-32. *See also Phillips v. LCI Int'l, Inc.* 190 F.3d 609, 617 (4th Cir. 1999) (noting "even lies are not actionable" unless the lie is something that alters the total mix of information available to a reasonable investor); *Gasner v. Bd. of Supervisors*, 103 F.3d 351, 356 (4th Cir. 1996) (explaining that the question of materiality is an objective one). It is important to note that a "reasonable investor" is neither an ostrich, hiding her head in the sand from relevant information, nor a child, unable to understand the facts and risks of investing. *See Hillson Partners L.P. v. Adage, Inc.*, 42 F.3d 204, 213 (4th Cir. 1994)(courts need not ascribe "childlike simplicity" to reasonable investor, but should ask whether investors would have considered information significant)(citing *Basic* at 232-34). The "total mix" of information available varies on a fact-specific and case-by-case basis. However, in determining the total mix of publicly-available information, a court ruling on a 12(b)(6) motion may look to "documents or articles cited in the complaint, SEC filings, press releases, stock price tables, and other material on which the plaintiff's allegations necessarily rely." *Morris v. Wachovia Sec., Inc.*, 277 F.Supp.2d 622, 629 (E.D. Va. 2003) (citing *In re The First Union Corp. Sec. Litig.*, 128 F.Supp.2d 871, 883 (W.D.N.C. 2001)).

Finally, cases note that determining materiality is a "mixed question of law and fact." *See TSC Indus.*, 426 U.S. at 450. When courts decide they wish for a jury to hear a claim, they generally take pains to emphasize the fact-specificness of materiality. *See, e.g., id.* at 450 ("The determination requires delicate assessments . . . [that] are peculiarly ones for the trier of fact."); *see also, e.g.,* 1 Thomas Lee Hazen, *The Law of Securities Regulation* § 7.3[1], 581 n.4 (4th ed. 2002) (collecting cases). Appellants seize on to this fact and argue that, given the facts in the complaint, only a jury could make the assessment necessary and that the district court erred by dismissing the claim at an early stage of litigation. No shortage of cases, however, make clear that materiality may be resolved by a court as a matter of law. *See, e.g., Longman v. Food Lion,* 197 F.3d 675 (4th Cir. 1999) (alleged omissions of federal labor law and unsanitary food practices were immaterial as a matter of law); *Klein v. General Nutrition Cos.*, 186 F.3d 338, 342 (3d Cir. 1999) (various alleged omissions from registration statement and prospectus were not material and could be decided as a matter of law); *Hillson Partners*, 42 F.3d at 209, 219-20 (noting that materiality was "fact-specific inquiry" but dismissing suit as immaterial); *Raab v. General Physics Corp.*, 4 F.3d 286, 290-91 (4th Cir. 1993). The only requirement is that no reasonable jury could find it substantially likely that a reasonable investor would find the fact at issue material in the "total mix" of information. *See, e.g.*, *TSC Indus.*, 426 U.S. at 450 ("materiality [is] appropriately resolved as a matter of law" when "reasonable minds cannot differ on the question").

Thus, our task on an appeal of an order granting a motion to dismiss for want of materiality is as straightforward as it is awkwardly stated: we must, resolving doubt in favor of Appellants, decide whether a reasonable jury could find it "substantially likely" that a reasonable investor would believe that the disclosure of the untrue *fact*(s) (and nothing *but* the disclosure of the untrue fact(s)) would alter the "total mix" of information available to the reasonable investor.

III.

Appellants make a number of arguments, the best of which can be summarized roughly into three main points: (A) as a key manager, Mitchell's education is a material fact; (B) "management's integrity" is always material; and (C) the district court erred by confusing causation with materiality and by taking into account the price of the stock after November 1st, the day of disclosure. We address, and dismiss, each contention in turn.

A.

The misrepresentation of an executive's educational credentials has seldom been addressed in published cases. Even the closest case analogies seem somewhat difficult to apply here because, as noted above, materiality is a fact-specific determination. Those few cases (notably, none from circuit courts) discussing misrepresentation of an educational degree even obliquely, however, do not support Appellants' argument that misstatements about managers' academic backgrounds are material.

Indeed, no binding precedent exists, and the only case of which we are aware that deals explicitly with such a fraud by an executive dismisses that allegation as immaterial and takes pains to distinguish it from *truly* material facts. *See New Equity Sec. Holders Comm. for Golden Gulf, Ltd. v. Phillips*, 97 B.R. 492, 496-97 (E.D. Ark. 1989) (distinguishing misrepresentation of a business degree, as immaterial, from the omission of recent felony conviction of director, prior and pending litigation against the company, and SEC investigation of the company, as all material).

Appellants, however, cite two district court cases in support of their claim that an individual's education is material: *SEC v. Physicians Guardian Unit Inv. Trust*, 72 F.Supp.2d 1342 (M.D. Fla. 1999) and *SEC v. Suter*, No. 81 C 3865, 1983 WL 1287 (N.D. Ill. 1983). These cases are distinguishable. *Physicians Guardian* denies, in a notably conclusory fashion, a motion to dismiss an eight-count, 59-paragraph action by the SEC requesting emergency relief and alleging a remarkable multitude of outlandishly fraudulent activity. One of these many fraudulent activities by repeat offenders included that a manager falsely claimed to have a law degree and 27 years of experience as a lawyer. 72 F.Supp.2d at 1344-51. *Suter* grants injunctive relief in a securities fraud action that contained, hiding among many other falsehoods that are clearly more important, a claim that an investment adviser falsely claimed to have an MBA. 1983 WL 1287 at *3.

Appellants contend that the failure of the courts in these two cases to tease out as immaterial the educational credential from the other frauds, as did the *New Equity* court, is evidence that the courts found such misrepresentations material. This may be facially reasonable, but quickly becomes unpersuasive once one examines the opinions. In both cases the SEC sought and obtained emergency injunctive relief from a long litany of ongoing fraudulent activity by repeat players in the fraud game. In each case, the courts appear overwhelmed with the wide-ranging fraudulent behavior alleged of the defendants. In short, neither court addresses in any specific fashion the materiality of the individual education-related claim within the entire, wide-ranging action, but rather rules against the defendants *en masse*. Here, in contrast, we are presented with the unusual circumstance that *only one* misrepresentation is alleged among uncountable other pieces of information in the prospectus, other filings, and elsewhere, making up the "total mix" of information.

While we do *not* hold as a matter of law that a key manager's education could *never* be material, we do find that Mitchell's education is immaterial here. Even limiting our view, as we must, to those materials relied upon by the Appellants in formulating their complaint and those materials publicly available to reasonable investors, and viewing them in the light most favorable to the Appellants, Mitchell's educational background could not be said to alter the "total mix" of this information. For example, a reasonable investor would likely value information found in MCG's publicly filed statements and elsewhere including: Mitchell's years of management in financial institutions; the other board members' and key managers' similar track record; the ~~years of MCG's earnings statements as a private company; the firm~~'s debt/equity ratio; the general costs of capital and macroeconomic trends; the strength of MCG's potential competitors; etc. In comparison, Appellants have advanced no credible theory as to why a reasonable investor would consider what Mitchell did (or, as the case may be, did not do) during what would have been his fourth year at Syracuse to constitute something so important that it would alter this large body of information.[9] In short, the unavoidable conclusion one reaches is that, in an age of heightened sensitivity to corporate scandal some investors found, for a very short period of time, MCG's stock to be damaged goods because the company's credibility was suddenly suspect, and investors were concerned that revelations of other, more important fabrications were soon forthcoming.[10]

[9] The emphasis here is on "credible": Appellants suggest that Mitchell's lack of a degree is crucial because the degree would have been in economics, and MCG is a financial services company. But merely asking one question answers this claim: all else being equal, would a reasonable investor have devalued MCG's stock had he never studied economics at all, but rather graduated with a degree in, say, mathematics or psychology? Of course not.

[10] Indeed, Appellants concede and argue as much, as they must. The negative news reports Appellants cite did not breathlessly say, "Bryan Mitchell didn't take advanced macroeconomics in the early 1980s! MCG will fail!". Rather, they cynically (and perhaps quite sensibly in a time that saw numerous, highly publicized corporate frauds) stated, "he lied about this; what *else* is untrue?".

B.

Happily, this realization affords us the opportunity to address Appellants' next argument. Appellants cite a number of ultimately unavailing cases in their attempt to argue that MCG's disclosure about Mitchell implicated management's integrity. Nobody — even MCG — disputes the idea that Mitchell's integrity was brought into question by the revelation that he lied. But this is only a distraction from the real issue: whether the actual fact misrepresented — that is the basis for this suit and that caused investors to question management's integrity — was, in and of itself, material.

In support of their integrity argument, Appellants present the case of *Gerhardt v. ConAgra Foods, Inc.*, 335 F.3d 824 (8th Cir. 2003). But in *Gerhardt*, unlike here, there plainly was a misrepresented fact that was actually material: management violated generally accepted accounting principles and significantly overstated their earnings. *Id.* at 830 ("The keystone of plaintiffs' materiality argument is their allegation that UAP's misrepresentations caused ConAgra to appear to be earning more than it was."). If ConAgra's leaders knowingly misrepresented their earnings, of course one byproduct might be that investors would reasonably question the integrity of the company's management; like here, the "integrity concerns" in *Gerhardt* are merely derivative of the misrepresentation that was the basis for the suit. The key difference, however, is that the fact misrepresented in *Gerhardt* — the company's earnings — might plausibly alter the total mix of information to a reasonable investor; here, Mitchell's failure to complete his fourth year in college could not.

Likewise, Appellants cite *Zell v. Intercaptial Income Sec., Inc.*, 675 F.2d 1041 (9th Cir. 1982), for the same proposition. But again, *Zell* dealt with a fact of an indisputably different quantum: the defendant's proxy statement failed to disclose "a score of lawsuits charging violations of state and federal securities laws." *Id.* at 1043. That both misrepresentations call management's integrity into question follows almost necessarily from the fact that they are lies; it does not, however, aid in the determination of whether Mitchell's lie was about *a material fact.*

Finally, Appellants cite a 40-year old SEC case for the proposition that integrity is "always a material factor." *In the Matter of Franchard*

Corp., 42 S.E.C. 163, Release No. 33-4710, 1964 WL 6754 (S.E.C. July 31, 1964). In addition to the fact that it predates the Supreme Court's pronouncement in *Basic* and other key cases on materiality, Appellants fail to note that this statement is, yet again, ancillary to concerns growing from *actual material facts* that were not disclosed (and thus were at issue) in the case. Reading the full context out of which Appellants pluck their quote that integrity "is always a material factor," one learns that the underlying fact at issue was that the company's registration statements continually failed to disclose transfers of large sums from the company to the controlling stockholder and chief executive officer, which he used in his own ventures. *Id.* at *2-*4, *6. This, in turn, created a likelihood of shift in control and caused clear conflicts of interest with the company and its shareholders. *Id.*

In short, in each of these "integrity" cases, and unlike this case, a real, live, material *fact* was at issue. Appellants seem to have chosen these cases because the courts appear to have noted, offhandedly, that management's integrity is important and necessarily implicated with such revelations. Of course, to some extent, "management's integrity" will *always* be implicated in *any* falsehoods. But as this Circuit and the Court in *Basic* noted, not all lies are actionable; the securities laws are only concerned with lies about *material facts*. Reading the law otherwise, as Appellants would have us do, simply reads materiality out of the statute. Under their theory, almost *any* misrepresentation by a CEO — including, perhaps, one about his or her marital fidelity, political persuasion, or golf handicap — that might cause investors to question management's integrity could, as such, serve as a basis for a securities-fraud class action. The law simply does not permit such a result.

C.

Finally, Appellants challenge the extent to which the district court looked at MCG's stock history after the initial November 1, 2002 drop, and suggest that the court misunderstood the basics of materiality analysis. They cite *Justin Indus. v. Choctaw Sec., Inc.*, 920 F.2d 262, 267-68 (5th Cir. 1990) for the proposition that market movement "cannot be a dispositive test [of materiality]" and argue that the court, in fact, used it as a dispositive test.

First, we take the time to note that there is absolutely no evidence that the court ever used the movement of MCG's stock price as a "dispositive" test. But more fundamentally, we remind the reader that our review of a court's 12(b)(6) dismissal is *de novo*. As such, we "may affirm the dismissal by the district court on the basis of any ground supported by the record even if it is not the basis relied upon by the district court." *Ostrezenski v. Seigel*, 177 F.3d 245, 253 (4th Cir. 1999). Thus, we are not compelled to address whether the district court reached its decision in the correct fashion, so long as we believe — as we do — that the result is supported by the record.

The extent to which a district court may look at a stock's price history to determine whether a fact was material is a difficult issue on which courts take varying positions.[11] The majority rule seems to be that it can be *some* evidence, but not, standing alone, *dispositive* evidence. Because it is unnecessary to the resolution of this case, we explicitly refrain from taking a position on this thorny issue. We note only the commonsense proposition that judges are not stockbrokers, and that, even with the corrective lenses of hindsight, they must be

[11]*See, e.g., No. 84 Employer-Teamster Joint Council Pension Fund v. America West Holding Corp.*, 320 F.3d 920, 947-50 (9th Cir. 2003) (Tallman, J., dissenting and explaining various circuits' views on how relevant stock-price behavior is to materiality analysis); *Oran v. Stafford*, 226 F.3d 275, 282 (3d Cir. 2000) (describing and emphasizing the role of the market effect on the stock price by the company's disclosure in materiality analysis); *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410, 1425 (3d Cir. 1987) (declaring that "because the market for BCF stock was 'efficient' and because the July 29 disclosure had no effect on BCF's price, it follows that the information disclosed on September 20 was immaterial as a matter of law."); *SEC v. Bausch & Lomb Inc.*, 565 F.2d 8, 15-16 (2d Cir. 1977) (considerable decrease in price did not establish materiality per se); *Geiger v. Solomon-Page Group, Ltd.*, 933 F. Supp. 1180, 1188 (S.D.N.Y. 1996) ("Evidence of stock price movement may be relevant to the issue of materiality but it is not determinative."); *Simon v. American Power Conversion Corp.*, 945 F. Supp. 416, 424 (D.R.I. 1996) (viewing a negative reaction by the stock price as indicative of materiality); *Akerman v. Oryx Communications, Inc.*, 609 F.Supp. 363, 368 (S.D.N.Y. 1984) (lack of significant decrease in stock price following disclosure did not establish immateriality as a matter of law), *aff'd*, 810 F.2d 336 (2d Cir. 1987).

chary of theories that purport to discern precisely what caused stock prices to rise or fall.

IV.

In conclusion, while we acknowledge that Mitchell's lie is indefensible, it does not follow invariably that it is illegal. We hold that, viewed properly, it is *not* substantially likely that reasonable investors would devalue the stock knowing that Mitchell skipped out on his last year at Syracuse. That is, if one imagines a parallel universe of affairs where the one and only thing different was that MCG's filings made no mention of Mitchell's education (or, instead, said simply that he "attended" Syracuse or "studied economics" there), we find it incredible to believe that MCG's stock would be worth even a penny more to a reasonable investor.

AFFIRMED